SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: April 16, 2013

List of materials

Documents attached hereto:

i) Press Release announcing Establishment of Sony Olympus Medical Solutions Inc..

News & Information	Koyasu 4-7-1, Hachioji, Tokyo Sony Olympus Medical Solutions Inc.

April 16, 2013

Establishment of Sony Olympus Medical Solutions Inc.

“Sony Olympus Medical Solutions Inc.” has been newly established as of April 16, 2013 as a medical business venture of Sony Corporation (“Sony”) and Olympus Corporation (“Olympus”).

　Sony Olympus Medical Solutions aims to align Sony’s cutting-edge electronics technologies in areas such as digital imaging with Olympus’ manufacturing and R&D expertise in the area of medical products including lenses and optical technologies in order to bring high-quality medical care to as many people as possible, and contribute to medical advancement worldwide.  Sony Olympus Medical Solutions plans to develop, design, manufacture, and market new innovative medical products such as surgical endoscopes and related systems and also plans to establish a new medical and imaging systems solutions business to deliver comprehensive solutions for operating rooms worldwide.

　The Sony Olympus Medical Solutions logo symbolizes the integration between the two companies and the innovation Sony Olympus Medical Solutions aims to bring to the field of medical surgery resulting in comfort and wellness to patients, doctors and people all over the world.

Comment from Kazuo Hirai, President and CEO, Sony Corporation

At Sony, we are targeting the medical business for mid- to long-term growth, and we have been engaged in several initiatives to expand this business.  I am very excited that we have established this new joint venture, which will be core to these efforts.  We will channel our cutting-edge imaging technologies, resources and assets into the new venture.
By integrating these with Olympus’ wealth of knowledge and expertise in medical technologies and business, I am confident the new company will bring innovation to the medical industry and achieve great success.

Comment from Hiroyuki Sasa, Representative Director and President, Olympus Corporation

In establishing this joint venture with Sony, a world leader in imaging technology, we have taken a step toward the future of medical treatment. The medical business is a driver for profit and growth at Olympus, and we have targeted the “drastic growth of our surgical business” as a key strategy.  By combining the two companies' technologies and taking maximum advantage of the resulting synergies, I believe we will be able to make a contribution to world medical progress through innovative new medical devices developments that Olympus could not achieve on its own.

Overview of Sony Olympus Medical Solutions Inc.

•	Date of Incorporation	April 16, 2013

•	Stated Capital	JPY 50 million (Sony 51%, Olympus 49%)

•	Headquarters	Koyasu 4-7-1, Hachioji, Tokyo, Japan

•	Officers	President and Representative Director
Toru Katsumoto

Executive Vice President and Representative Director
Takashi Fukaya

Director, General Manager of Business Planning Dept.
Toshiya Oji

Director, General Manager of Product Development Dept.
Noboru Shibutani

Director (non-full-time)
Tadashi Saito
Akihiro Taguchi
Masahiko Kinukawa

Auditor (non-full-time)
Takashi Harada
Akimasa Wakabayashi

•	Type of Business	(1) Develop, design, manufacture, and sell high resolution technologies of 4K and above, new surgical endoscopes with 3D capabilities, and related systems
(2) Provide comprehensive medical and imaging device solutions for operating rooms and other medical arenas

•	Accounting Period	From April 1 through March 31